FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                  For the months of September and October 2003

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)


              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes     [_]             No     [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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On September 30, 2003, Husky Energy Inc. issued a press release announcing the drilling results of the White Rose wells. The press release is attached hereto as Exhibit A.

On October 1, 2003, Husky Energy Inc. issued a press release announcing its acquisition of Marathon Canada Limited and certain of the assets of Marathon International Petroleum Canada Ltd. The press release is attached hereto as Exhibit B.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   HUSKY ENERGY INC.



                                   By:  /s/ James D. Girgulis
                                        ---------------------------------------
                                        James D. Girgulis
                                        Vice President, Legal & Corporate
                                        Secretary

Date:  October 2, 2003

                                                                       EXHIBIT A
                                                                       ---------
HUSKY ENERGY
NEWS RELEASE


         HUSKY ENERGY ANNOUNCES RESULTS OF WHITE ROSE DELINEATION WELLS


Calgary, AB - Husky Energy is pleased to announce the drilling results of its latest Canadian offshore wells, White Rose F-04 and F-04Z, located approximately 350 kilometres off Newfoundland's east coast. The delineation wells were drilled on a separate geological structure at the southern end of the White Rose oil field in the Jeanne d'Arc Basin.

The initial F-04 well encountered approximately 180 metres of hydrocarbon-bearing sandstone in the Avalon Formation, comprising 140 metres of gas and 40 metres of oil. The data gathered from the F-04 well, comprised of wire-line logs, fluid and pressure samples, conventional and sidewall cores indicated that the reservoir characteristics are comparable to those encountered in the South Avalon pool of the White Rose oil field. On the basis of this information, Husky and its partner chose to drill a sidetrack location (F-04Z) to further delineate the structure.

The original F-04 well was plugged back to a depth of 1,400 metres and from this position the F-04Z well was side-tracked to a bottom hole location approximately 1,100 metres to the east. The well encountered the same oil/water contact as expected in the F-04 well. Husky, as operator of the White Rose oil field, estimates the potential hydrocarbon volumes in this pool to be 200-250 billion cubic feet of natural gas and 60-90 million barrels of oil-in-place. Early indications are that there is the potential to increase the current estimated recoverable light oil reserves for the White Rose project by approximately 20-30 million barrels, which are in addition to the expected recoverable oil reserves of 200-250 million barrels and possible gas reserves of 2,100 billion cubic feet. Planning and design work will begin shortly to evaluate the optimum method for producing the oil reserves from the F-04 structure through the White Rose Floating Production Storage and Off-loading (FPSO) facility.

"The results from the F-04 and F-04Z wells are incremental to the White Rose oil field, and have the potential to lengthen its production life and to improve the economic return of the project," said Mr. John C.S. Lau, President and Chief Executive Officer of Husky Energy. "It is anticipated that the increase in the White Rose gas reserves will enhance the possibility for long-term gas development on the Grand Banks."


WHITE ROSE PROJECT UPDATE

Husky is also pleased to report the completion of three glory holes and the commencement of the development drilling program for the White Rose project.

The glory holes, which are nine-metre deep excavations in the seabed used to protect the subsea wellheads and associated production equipment against icebergs, were dredged in water depths of 115 to 130 metres. Two of the three glory holes were excavated using 'clam-dredging' technology, while the third glory hole was excavated using the 'trailing-head suction-dredging system.'

"This is a major project milestone for the White Rose oilfield," said Mr. Lau. "With the completion of these glory holes, Husky has made good progress in achieving our development target of oil production by late 2005 or early 2006." Development drilling of the White Rose oil field will consist of nine wells prior to first oil - four producing wells, four water injection wells and one gas injection well - to be completed over the next two years.


--------------------------------------------------------------------------------
       707 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
                                 (403) 298-6111

Other White Rose oilfield activities are progressing well. The hull of the Floating Production Storage and Offloading (FPSO) was launched in South Korea in late July 2003. The turret, which was fabricated in Abu Dhabi, was successfully transported to South Korea in mid-August and is now being installed in the FPSO hull. Under the current schedule, the vessel is expected to arrive in Marystown, Newfoundland in early 2004 where the installation of the topsides, hook up and commissioning will take place.

The FPSO topsides modules are being engineered and fabricated in St. John's and Marystown. Direct workforce engaged in the White Rose project, including construction activity and drilling operations, in Newfoundland and Labrador reached 1,700 in July. Fabrication of the subsea production systems, including risers, flowlines and umbilicals, manifolds and wellheads are well under way. The first subsea wellhead assembly is expected to be completed in November 2003.

The White Rose oilfield owners are Husky Energy, project operator (72.5%) and Petro-Canada (27.5%). The peak production of the White Rose oilfield is expected to be 92,000 barrels per day and Husky's share of the oil production will be approximately 67,000 barrels per day.

Husky Energy is a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES SUCH AS DRILLING RESULTS AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS THAT COULD INFLUENCE ACTUAL RESULTS.

                                      -30-

For further information, please contact

Colin Luciuk                                 Rocco Ciancio
Manager, Investor Relations                  Manager, Corporate Communications &
Husky Energy Inc                             Government Relations
403-750-4938                                 Husky Energy Inc
                                             (403) 298-7088

Margaret Allan
Administration & Regulatory Affairs Manager
Husky Energy Inc
709-724-3981

                         White Rose F-04Z Sidetrack Well

                               [Graphics Omitted]

             White Rose Glory Holes & Oilfield Development Drilling

                               [Graphics Omitted]

                                                                       EXHIBIT B
                                                                       ---------

HUSKY ENERGY
NEWS RELEASE

                                                                 October 1, 2003


               HUSKY ENERGY COMPLETES MARATHON CANADA ACQUISITION

Calgary, Alberta - Husky Energy Inc. is pleased to announce that its acquisition for a purchase price of $588 million (U.S.), of all of the issued and outstanding shares of Marathon Canada Limited and the Western Canadian assets of Marathon International Petroleum Canada Ltd. has closed today.

In a separate transaction, Husky sold certain of the former Marathon Canada properties to EOG Resources for $320 million (U.S.). The transaction with EOG was also completed today.

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

To view the August 20, 2003 news release announcing the Marathon acquisition, please visit the Husky Energy website at: www.huskyenergy.ca
                                          ------------------

                                      -30-

For more information contact:

Colin Luciuk                                    Rocco Ciancio
Manager, Investor Relations                     Manager Corporate Communications
Husky Energy Inc.                               Husky Energy Inc.
403-750-4938                                    (403) 298-7088





707 8 Avenue S.W. Box 6525, Station D, Calgary, Alberta T2P 3G7   (403) 298-6111